SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 6 DATED MARCH 12, 2015

TO THE PROSPECTUS DATED MARCH 28, 2014

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated March 28, 2014, Supplement No. 1 thereto dated April 8, 2014, Supplement No. 2 thereto dated May 6, 2014, Supplement No. 3 thereto dated August 5, 2014, Supplement No. 4 thereto dated November 6, 2014, and Supplement No. 5 thereto dated January 12, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update regarding the status of our offering;
•	an update to the “Management's Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2014; and
•	our audited consolidated financial statements for the year ended December 31, 2014.

Status of Our Offering

We commenced the public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. Through March 12, 2015 we have received aggregate gross offering proceeds of approximately $5,873,000 from the sale of Notes in our offering. As of March 12, 2015, approximately $694,127,000 in Notes remained available for sale to the public under our Notes offering. On July 30, 2014, our board of managers approved an extension of the offering to October 4, 2015. Therefore, the Notes offering will not last beyond October 4, 2015, unless further extended by our board of managers as permitted under applicable law. We also reserve the right to terminate the Notes offering at any time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All dollar [$] amounts shown in thousands.)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this supplement.

Overview

We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC (“we”, “our”, or the “Company”) on December 2, 2011. We converted to a Delaware limited liability company on March 29, 2012. Our business is focused on commercial lending to participants in the residential construction and development industry. We believe this market is underserved because of the lack of traditional lenders currently participating in the market. We are located in Jacksonville, Florida. Our operations are governed pursuant to our operating agreement.

From 2007 through the majority of 2011, we were the lessor in three commercial real estate leases with a then affiliate, 84 Lumber Company. Beginning in late 2011, we began commercial lending to residential homebuilders. Our current loan portfolio is described more fully in this section under the sub heading “Commercial Construction and Development Loans.” We have a limited operating history as a finance company. We currently have two paid employees, including our Vice President of Operations. Our only executive officer is our Chief Executive Officer, Daniel M. Wallach. We currently use our CEO to originate most of our new loans, and augment that with several people to whom we pay consulting fees. Our Board of Managers is comprised of Mr. Wallach and two independent Managers–Bill Myrick and Kenneth R. Summers. Our officers are responsible for our day-to-day operations, while the Board of Managers is responsible for overseeing our business.

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The commercial loans we extend are secured by mortgages on the underlying real estate. We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. We also extend and service loans for the purchase of undeveloped land and the development of that land into residential building lots. In addition, we may, depending on our cash position and the opportunities available to us, do none, any or all of the following: purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business.

Our Chief Executive Officer, Daniel M. Wallach, has been in the housing industry since 1985. He was the CFO of a multi-billion dollar supplier of building materials to home builders for 11 years. He also was responsible for that company’s lending business for 20 years. During those years, he was responsible for the creation and implementation of many secured lending programs to builders. Some of these were performed fully by that company, and some were performed in partnership with banks. In general, the creation of all loans, and the resolution of defaulted loans, was his responsibility, whether the loans were company loans or loans in partnership with banks. Through these programs, he was responsible for the creation of approximately $2 billion in loans which generated interest spread of $50 million, after deducting for loan losses. Through the years, he managed the development of systems for reducing and managing the risks and losses on defaulted loans. Mr. Wallach also was responsible for that company’s unsecured debt to builders, which reached over $300 million at its peak. He also gained experience in securing defaulted unsecured debt.

During 2014, our loan assets increased 100% from $4,045 on December 31, 2013 to $8,097 on December 31, 2014. During that same period of time our equity increased 61% from $1,904 to $3,057. As of December 31, 2014, we have a limited number of construction loans in seven states with ten borrowers, and have two development loans in Pittsburgh, Pennsylvania. At the end of 2014, we entered into a purchase and sale agreement for portions of our loans, which should allow us to increase our loan balances and commitments significantly in 2015.

We currently have six sources of capital:

	December 31, 2014	December 31, 2013
Capital Source
Purchase and sale agreement (executed December 24, 2014) with the Loan Purchaser which buys portions of some of our loans (those purchases are accounted for as a secured line of credit)	$–	$–
Secured line of credit from affiliates	–	–
Unsecured Notes through our Notes offer	5,427	1,739
Other unsecured debt	375	1,500
Preferred equity	1,000	–
Common equity	2,057	1,904

Total	$8,859	$5,143

Certain features of the purchase and sale agreement with the Loan Purchaser have added liquidity and flexibility, which have lessened the need for the lines of credit from affiliates. Eventually, the Company intends to permanently replace the lines of credit to affiliates with a secured line of credit from a bank or through other liquidity.

Economic and Industry Dynamics

Demand for residential construction loans was negatively impacted by the net decrease in housing starts (a key driver relative to commercial lending to residential homebuilders) in the past eight years. The housing market started to decline in 2006, reached its bottom in 2008, and is not back to historical norms as of the end of 2014. See “Inflation, Interest Rates, and Housing Starts” later in this section. This decrease followed 15 years of increases in housing starts. Home values also decreased during the housing start decline. The combination of these events, along with others, presented significant hurdles to residential homebuilders.

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Due to the need to fund either part or all of the costs of their construction projects, homebuilders often have to work with lending institutions. The normal lending institutions (banks, S&L, credit unions, etc.) have all been negatively impacted by these same recent trends, which have raised default rates and losses related to commercial lending loans issued to residential homebuilders. In fact, many state and federal regulators are discouraging community banks and lending institutions from lending to residential homebuilders.

We believe all the factors above present three significant opportunities. The first opportunity, and our primary focus, is to become the lender of choice or secondary lender to residential homebuilders during the absence of lending at the homebuilder’s local financial institution or community bank. Another is to purchase and securitize the loans made by building supply companies to those homebuilders. Finally, we may acquire deeply discounted defaulted debt from other financial institutions. While we have not entered into any transactions related to the final two opportunities, we will remain mindful of those opportunities to generate a return from such transactions.

Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company. Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response
Concentration of loan portfolio (i.e. how many of the loans are of one type, with any particular customer, or within any particular geography)	60% of our assets at December 31, 2014 and 98% at December 31, 2013 were to one builder in one market (Pittsburgh, Pennsylvania). As of December 31, 2014, we have loans in seven states to ten builders. In the upcoming years, we plan on increasing our geographic and builder diversity while continuing to focus on residential homebuilder customers.
Potential loan value-to-collateral value issues (i.e. being underwater on particular loans)	We manage this challenge by risk-rating both the geographic region and the builder, then adjusting the loan-to-value (i.e. the loan amount versus the value of the collateral) based on risk assessments. Additionally, for construction loans, we collect a deposit up-front.
Potential increases in interest rates, which would reduce operating income	We offer variable rate loans that incorporate a spread (i.e. profit) above the Company’s costs of funds to insulate it against this risk. A more detailed description is included in Interest Spread below.
Liquidity

As in every financial institution, we manage our loan balances to builders with our capital structure in mind. We have six sources of capital:

• Secured lines of credit from our members;

• A purchase and sale agreement which is treated like a secured borrowing;

• Our Notes offering;

• Other unsecured debt;

• Preferred equity; and

• Common equity.

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We make decisions as to:

• What loans and to what customer(s) to make loan(s);

• What portions of loans to sell (under our purchase and sale agreement); and

• What interest rates and terms to offer to prospective Note holders.

These decisions are based on:

• Expected customer payoffs and borrowings;

• Expected Note redemptions;

• Expected new Note proceeds;

• Availability on our lines of credit;

• Unfunded commitments; and

• Loans we have agreed to make which have not closed yet.

Opportunities

Although we can give no assurance as to our success in our efforts, in the future, our management will focus its efforts on the following opportunities:

•	receiving money from the Notes and other sources of capital, sufficient to operate our business and allow for growth and diversification in our loan portfolio;

•	growing loan assets and the staffing and operations to handle it. We hire office staff as loan volume grows, and anticipate hiring the origination staff, which will be field based, as our liquidity allows for new loan originations. The goal for the field staff is to have a geographic coverage that eventually covers most of the continental U.S.;

•	replacing our existing lines of credit from our affiliates with lines of credit from financial institutions. We would like the maximum amount (the credit limit) to be 20% of our asset size, and our outstanding amounts to average 10% of our asset size. Certain features of the purchase and sale agreement with the Loan Purchaser have added liquidity and flexibility, which have lessened the need for the lines of credit;

•	producing a profit, and making distributions to our members to cover their tax burden from our operations, and, if possible, to give them a return on their investment; and

•	retaining earnings to grow the equity of the Company.

Understanding and Evaluating Our Operating Results

Our results of operations are driven by three major factors - interest spread, loan losses, and selling, general and administrative (SG&A) expenses.

Interest Spread

Interest spread is generally made up of the following three components:

•    Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings).

•    Fee income. This fee is generally recognized over the life of the loan, based on the maximum allowed loan balance over the expected life of the loan. The amount of interest spread on these loans will depend on the life of the loans, as well as the fee percentage. As more competition comes into the residential construction lending market, we expect this portion of spread income to decrease as a percentage of assets.

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•   Amount of nonperforming assets. Since we are paying interest on all money we borrow, any asset created or funded with borrowed funds that does not have an interest return costs us money. There is an interest expense for us, with no interest income to offset it. Generally there are two types of nonperforming assets. The first is nonperforming loans, which do not generate interest income unless actually received in cash. The second nonperforming asset type is money borrowed which is not invested in loans. To mitigate the negative spread on unused borrowed funds (idle cash), we use our line of credit to handle daily liquidity. We would like to maintain a secured line of credit with a credit limit of 20% of our loan assets, and generally carry a balance of 10% of our loan assets on that line. This way, as money comes in from Notes or loan payoffs, it can be used to pay down the line, and as money goes out for Note redemptions and new loans created, money can be drawn on the line. This will help reduce any negative spread on idle cash.

We calculate interest spread by taking the difference between interest income and expense, and, when we express it as a percentage, by dividing it by our weighted average outstanding loan balance.

Loan Losses

The second major factor in determining our profitability is loan losses. Losses on loans occur with nonperforming loans (i.e. when customers are unable to repay their interest and/or principal). Normally, the loss in this situation is the difference between the collateral value and the loan value, less any costs of disposal. Homes which were constructed in the mid 2000’s created significant losses because many homes were worth less when completed than the appraised value at the time the loan was created. Losses also occur in loans when homes are partly built at the point of default, or never built. Generally, a declining real estate market will be the primary driver for loan losses. We believe that while current values may fall in some real estate markets, in general, values are low and represent a lower risk than at many other times over the last eight years, and that over the last several years in general, values have been rising.

SG&A Expenses

SG&A expenses for us are almost all of the expenses that are not interest and loan losses. In 2014, we had a reduction in SG&A as we reduced our advertising expense. We anticipate SG&A expenses increasing as our loan balance increases. In 2013, we experienced increases in SG&A as we increased our payroll and advertising expenses.

Critical Accounting Estimates

To assist in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

Loan Losses

Nature of estimates required

Loan losses, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of losses to capture during the current year. This current period amount incurred is referred to as the loan loss provision. The calculation of our allowance for loan losses, which appears on our consolidated balance sheets, requires us to compile relevant data for use in a systematic approach to assess and estimate the amount of probable losses inherent in our commercial lending operations and to reflect that estimated risk in our allowance calculations. We use the policy summarized as follows:

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We establish a collective reserve for all loans which are not more than 60 days past due at the end of a quarter. This collective reserve takes into account both historical information and a qualitative analysis of housing and other economic factors that may impact our future realized losses. For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we individually analyze for impairment all loans which are more than 60 days past due at the end of a quarter. For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we individually analyze all loans for potential impairment. The analysis of loans, if required, includes a comparison of estimated collateral value to the principal amount of the loan. For impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

For loans that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. There are also broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or appraisal done in the last 13 months, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or not affordable, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

Fair Value

Nature of estimates required

Currently, fair value of collateral has the potential to impact the calculation of the loan loss provision most heavily. Specifically relevant to the allowance for loan loss reserve is the fair value of the underlying collateral supporting the outstanding loan balances. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Due to a rapidly changing economic market, an erratic housing market, the various methods that could be used to develop fair value estimates, and the various of assumptions that could be used, determining the collateral’s fair value requires significant judgment.

Sensitivity analysis

Change in Fair Value Assumption	December 31, 2014 Loan Loss Provision Higher/(Lower)
Increasing fair value of the real estate collateral by 25%*	$–
Decreasing fair value of the real estate collateral by 25%**	$(79)

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* Increases in the fair value of the real estate collateral do not impact the loan loss provision, as the value generally is not “written up.”

**If the loans were nonperforming, assuming a gross amount of the loans outstanding of $8,691 and the fair value of the real estate collateral on all outstanding loans was reduced by 25%, a loan loss provision of $79 would be required.

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Amortization of Deferred Financing Costs

We amortize our deferred financing costs based on the effective interest method. As such, we make estimates for the duration of the future investment proceeds we anticipate receiving from our Notes offering. If this estimate is determined to be incorrect in the future, the rate at which we are amortizing the deferred financing costs as interest expense would be adjusted.

Currently we anticipate a consistent average duration of 40.5 months for the Notes. An increasing average duration over the remaining anticipated length of the Notes offering would decrease the amount of amortization reflected in interest expense for 2015, and a decreasing average duration of investments over the remaining anticipated length would increase the amount reflected in interest expense for 2015.

Sensitivity analysis for average duration

Change in Anticipated Average Duration	Resulting adjustment needed to Interest Expense during the next 12 months Higher/(Lower)
Decreasing the average duration to 36.5 months for all remaining months of origination	$7
Increasing the average duration to 44.5 months for all remaining months of origination	$(7)

Other Loss Contingencies

Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as courts, arbitrators, juries, or regulators.

Accounting and Auditing Standards Applicable to “Emerging Growth Companies”

We are an “emerging growth company” under the recently enacted JOBS Act. For as long as we are an “emerging growth company,” we are not required to: (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our consolidated financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. Policies related to credit quality information, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under reexamination or have recently been addressed by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Notes 1 and 2 to our consolidated financial statements, as they discuss accounting policies that we have selected from acceptable alternatives.

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Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2014 and 2013 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require that we report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that our ongoing operations are in one segment, commercial lending.

Below is a summary of our income statement for the following periods:

	For the Years Ended December 31,
(in thousands of dollars)	2014	2013
Interest Income
Interest and fee income on loans	$1,138	$596
Interest expense	433	157

Net interest income	705	439
Less: Loan loss provision	(22)	–

Net interest income	683	439

Non-Interest Expense
Selling, general and administrative	390	415

Total non-interest expense	390	415

Net income	$293	$24

Interest Spread

The following table displays a comparison of our interest income, expense, fees and spread:

	For the Years Ended December 31,
(in thousands of dollars)	2014		2013
Interest Income	*		*
Interest income on loans	$662	9%	$337	7%
Fee income on loans	476	7%	259	6%
Interest and fee income on loans	1,138	16%	596	13%
Interest expense – related parties	1	0%	17	0%
Interest expense – unsecured	345	5%	111	2%
Amortization of offering costs	87	1%	29	1%
Interest expense	433	6%	157	3%
Net interest income (spread)	705	10%	439	10%
Weighted average outstanding loan asset balance	$6,953		$4,478

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*annualized amount as percentage of weighted average outstanding gross loan balance

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There are three main components that can impact our interest spread :

•  Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans we have originated have interest rates which are based on our cost of funds, with a minimum cost of funds of 5%. The margin is fixed at 2%. Future loans are anticipated to be originated at approximately the same 2% margin. This component is also impacted by the lending of money with no interest cost (our equity). Our interest income was 9% and 7% for the years ended December 31, 2014 and 2013, respectively. Our interest cost (expressed as a percentage of our loan assets) was 6% and 3% for the years ended December 31, 2014 and 2013, respectively. These amounts are less than our actual borrowing rate, as some of the funds we lend are funded by equity that has no borrowing cost. The difference was 3% and 4% for those periods, respectively. The decrease in the interest difference from 2013 to 2014 is due to the fact that we had more debt as a percentage of loan assets in 2014 compared to 2013. The increase in our interest expense, which is one of the components that makes up the difference, in the year ended December 31, 2014 as compared to the same period for 2013 was due to more of our borrowed funds being from the public offering, which has a higher interest rate on average than our secured line of credit, and the average rate we offered on the Notes program being higher in 2014. We expect the relationship between interest income and expense for 2015 to be generally consistent with 2014. We also expect our cost of funds to increase due to the extinguishment of the SF Note which had a 5% interest rate.

•  Fee income. Fee income is displayed in the table above. The two loans originated in December 2011 had a net origination fee of $924. This fee is being recognized over the life of the loans. In 2014, this fee was 4% of the average outstanding balance on those loans. All of our construction loans have a 5% fee on the amount we commit to lend, which is amortized over the expected life of each of those loans. In 2014, this fee was 12% of the average outstanding balance on those loans. The construction loans have a higher percentage of our outstanding loan balances in 2014 vs. 2013, which is why the fee income rose from 6% to 7% for the year. In the future, we anticipate creating loans with fees ranging between 4 and 5% of the maximum loan amount, and we anticipate that our fee percentage in 2015 vs. 2014 will be slightly higher due to construction loans being a higher portion of our balances in 2015.

•  Amount of nonperforming assets. We had no nonperforming loan assets at December 31, 2014 and 2013. On December 31, 2014 and 2013, we carried cash balances of $558 and $722, respectively. The 2013 cash balance was mostly the result of us receiving a large amount of investment pursuant to our Notes offering late in the period, and such amount not having been used to fund loans to our customers before the end of the period. The 2014 cash balance was mostly the result of us receiving a large amount of loan payoffs late in the period, and such amount not having been used to fund loans to our customers before the end of the period. Low percentages of outstanding vs. committed construction loan balances also cause us to carry higher cash balances. The increase in the outstanding percentage on construction loans from 21% as of December 31, 2013 to 71% as of December 31, 2014 helped reduce our cash balance as of December 31, 2014. To mitigate the negative spread on unused borrowed funds (idle cash), we use our line of credit to handle daily liquidity. We would like to have a secured line of credit with a credit limit of 20% of our loan assets, and generally carry a balance of 10% of our loan assets on that line. This way, as money comes in from Notes or loan payoffs, it can be used to pay down the line, and as money goes out for Note redemptions and new loans created, money can be drawn on the line. This would help reduce any negative spread on idle cash. Certain features of the purchase and sale agreement with the Loan Purchaser have added liquidity and flexibility, which have lessened the need for the lines of credit from affiliates. We have unfunded loan commitments outstanding as of December 31, 2014 and 2013 of $1,745 and $1,449, respectively.

Loan Loss Provision

To date, we have not held any nonperforming loans and have incurred no loan loss charge offs; however, there is certain risk associated with lending activity and as such we can reasonably anticipate loan losses in the future. We have recorded $22 and $0 in the years ended December 31, 2014 and 2013, respectively, in loss reserve related to our collective reserve (loans not individually impaired).

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SG&A Expenses

The following table displays a comparison of our SG&A expenses for the years ended December 31, 2014 and 2013:

	For the Years Ended December 31,
(in thousands of dollars)	2014	2013
Selling, general and administrative expenses
Legal and Accounting	$153	$150
Salaries and related expenses	91	81
Website / Management Information Systems (“MIS”)	3	12
Board related expenses	74	76
Advertising	10	50
Rent and Utilities	17	16
Printing	12	14
Other	30	16
Total SG&A	$390	$415

We had reductions in 2014 compared to 2013 in advertising as a result of changing the methods we use to attract new investors. Website costs decreased due to the Company handling much of its website design itself, rather than hiring a third party. Payroll costs are higher due to bonuses and compensation to third parties for originating loans. Other costs increased primarily due to travel costs and a nonrecurring capital stock tax credit in 2013. Printing costs are both for printing of investor related material and for the filing of documents electronically with the SEC.

We anticipate SG&A costs for 2015 to be higher than 2014. We expect payroll costs to be higher due to additional staffing, and our legal and accounting expenses will most likely increase due to increased volume.

Consolidated Financial Position

Cash and Cash Equivalents

We try to carry a small cash balance. At December 31, 2014 and 2013, we had $558 and $722, respectively, in cash. When we create new loans, they typically do not have significant outstanding loan balances for several months. The large balance at the end of 2014 was due to a large amount of loan payoffs late in the period. In 2013, this ramping up of outstanding balances, as well as taking substantial investments caused the cash balances we had at the end of that period.

Deferred Financing Costs, Net

Gross deferred financing costs were $737 and $669 as of December 31, 2014 and 2013, respectively. The accumulated amortization of those costs was $107 and $20 as of the same dates. Certain private offering costs of $11 were incurred in 2012, but because no funds were received from the private offering, the costs were written-off in the third quarter of 2013. We expect that the gross deferred financing amount will continue to increase over time as more of the anticipated financing costs are deferred when paid, and expensed over the life of the debt associated with the financing using the effective interest method. We also expect that the amortization expense and the accumulated amortization will increase in 2015.

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The following is a roll forward of deferred financing costs for the years ended December 31, 2014 and 2013:

	For the Years Ended December 31,
	2014	2013

Deferred financing costs, beginning balance	$669	$598
Additions	68	82
Write-offs	–	(11)

Deferred financing costs, ending balance	$737	$669

Less accumulated amortization	(107)	(20)

Deferred financing costs, net	$630	$649

The following is a roll forward of the accumulated amortization of deferred financing costs:

	For the Years Ended December 31,
	2014	2013

Accumulated amortization, beginning balance	$20	$2
Additions	87	18

Accumulated amortization, ending balance	$107	$20

Loans Receivable

In December 2011, we originated two new loans and assumed a lender’s position on a third loan, which, net of unearned loan fees, had total balances of $4,435 and $3,853 as of December 31, 2014 and 2013, respectively (these amounts do not include the construction loans mentioned below). These loans were all to borrowers that are affiliated with each other, and are cross-collateralized. Collectively, the development loans and home construction loans to the borrower are referred to herein as the “Pennsylvania Loans.” No individual impairment has been deemed necessary for these loans. The purpose of the loans was to develop two subdivisions in a suburb of Pittsburgh, Pennsylvania. The Hamlets subdivision is a five phase subdivision of 81 lots, of which 45 have been developed and sold, 14 are under development, and 22 are undeveloped as of December 31, 2014. The Tuscany subdivision is a single phase 18 lot subdivision, with 10 lots remaining as of December 31, 2014. A portion of the collateral of the Pennsylvania Loans is preferred equity interests in us (see Risk Factor “Currently, we are reliant on a single developer and homebuilder, the Hoskins Group, for the majority of our revenues and a portion of our capital.”).

In April, July, September, and December 2013, and in March and December 2014, we entered into amendments to the Pennsylvania Loans. As a result of these amendments, Benjamin Marcus Homes, LLC (“BMH”) was allowed to borrow for the construction of homes, and to borrow for the purchase a lot.

As a result of these amendments to the Credit Agreement, we also issued a letter of credit for $155 to a sewer authority relating to BMH Loan (the “Letter of Credit”), and we allowed a fully funded mortgage in the amount of $1,146 to be placed in superior position to our mortgage, with the $1,146 proceeds being used to reduce the balance of BMH’s outstanding loan with us. We chose to allow the $1,146 pay down of our loan with a superior mortgage because: (1) it has allowed for the faster development of both the Hamlets and Tuscany subdivisions, decreasing the amount of risk time we will have; (2) it did not substantially alter the amounts we have at risk; and (3) it increased our return as a percentage of loan assets, as the Pennsylvania Loans should be paid down quicker.  Also in our loans receivable balance is another loan to the same customer in a different subdivision (Windemere).

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We have other borrowers, all of whom borrow money for the purpose of building new homes.

Commercial Loans – Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2014. The Pennsylvania loans below are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount		Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Pennsylvania	1	3	$5,997	$4,903	(3)	$4,748	79%	$1,000
Total	1	3	$5,997	$4,903		$4,748	79%	$1,000

_______________

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third party mortgage balances. Part of this collateral is $1,000 of preferred equity in our Company. Please see “Risk Factors – Risks Related to Our Business – In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance.”
(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.
(3)	The commitment amount includes a portion of the letter of credit which, when added to the current outstanding balance, is greater than the $4,750 maximum commitment amount per the Credit Agreement.

The following is a summary of our loan portfolio to builders for land development as of December 31, 2013. The Pennsylvania loans below are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Pennsylvania	1	3	$5,275	$4,750	$4,364	83%	$1,000
Total	1	3	$5,275	$4,750	$4,364	83%	$1,000

_______________

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third party mortgage balances.
(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.

Commercial Loans – Construction Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2014. Some of the Pennsylvania loans are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Colorado	1	1	$515	$361	$68	70%	5%
Florida	1	2	685	480	404	70%	5%
Georgia	2	5	1,027	810	349	79%	5%
Louisiana	1	2	1,230	861	620	70%	5%
New Jersey	1	1	390	273	259	70%	5%
Pennsylvania	2	4	2,826	1,850	1,463	65%	5%
South Carolina	2	4	1,577	900	780	57%	5%
Total	10	19	$8,250	$5,535	$3,943	67%(3)	5%

_______________

(1)	The value is determined by the appraised value. Part of this collateral is $1,000 of preferred equity in our Company. Please see “Risk Factors – Risks Related to Our Business – In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance.”
(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.
(3)	Represents the weighted average loan to value ratio of the loans.

12

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2013. Some of the Pennsylvania loans are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
New Jersey	1	1	186	130	84	70%	5%
Pennsylvania	1	2	1,825	1,220	203	67%	5%
Total	2	3	$2,011	$1,350	$288	67%(3)	5%

_______________

(1)	The value is determined by the appraised value.
(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.
(3)	Represents the weighted average loan to value ratio of the loans.

Financing receivables are comprised of the following as of December 31, 2014 and 2013:

	2014	2013

Commercial loans, gross	$8,691	$4,652
Less: Deferred loan fees	(438)	(571)
Less: Deposits	(134)	(36)
Less: Allowance for loan losses	(22)	–

Commercial loans, net	$8,097	$4,045

Roll forward of commercial loans for the years ended December 31, 2014 and 2013:

	2014	2013

Beginning balance	$4,045	$3,604
Additions	7,433	3,331
Payoffs/Sales	(3,394)	(2,992)
Change in builder deposit	(98)	(36)
Change in loan loss provision	(22)
New loan fees	(343)	(121)
Earned loan fees	476	259

Ending balance	$8,097	$4,045

13

Below is an aging schedule of loans receivable as of December 31, 2014, on a recency basis:

	No. Accts.	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	22	$8,097	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	22	$8,097	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	0%

Total	22	$8,097	100%

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Below is an aging schedule of loans receivable as of December 31, 2014, on a contractual basis:

	No. Accts.	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	22	$8,097	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	22	$8,097	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	0%

Total	22	$8,097	100%

Below is an aging schedule of loans receivable as of December 31, 2013, on a recency basis:

	No. Accts.	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	6	$4,045	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	6	$4,045	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	0%

Total	6	$4,045	100%

15

Below is an aging schedule of loans receivable as of December 31, 2013, on a contractual basis:

	No. Accts.	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	6	$4,045	100%
60-89 days	–	–	0%
90-179 days	–	–	0%
180-269 days	–	–	0%

Subtotal	6	$4,045	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	0%

Total	6	$4,045	100%

Customer Interest Escrow

The Pennsylvania Loans called for a funded Interest Escrow account which was funded with proceeds from the Pennsylvania Loans. The initial funding on that Interest Escrow was $450. The balance as of December 31, 2014 and 2013 was $249 and $255, respectively. To the extent the balance is available in the Interest Escrow, interest due on certain loans is deducted from the Interest Escrow on the date due. The Interest Escrow is increased by 10% of lot payoffs on the same loans, and by interest on the SF Loan and dividends on borrower owned preferred equity. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The Interest Escrow is also used to contribute to the reduction of the $400 subordinated mortgage upon certain lot sales of the collateral of that loan.

Nine other loans active as of December 31, 2014 also have interest escrows. The cumulative balance of all interest escrows other than the Pennsylvania Loans was $69 and $0 as of December 31, 2014 and 2013, respectively.

Roll forward of interest escrow for the years ended December 31, 2014 and 2013:

	2014	2013

Beginning balance	$255	$329
+ SF Loan interest	75	75
+ Additions from Pennsylvania Loans	318	188
+ Additions from other loans	159	–
- Interest and fees	(489)	(325)
- Amount used to reduce $400 loan balance	–	(12)

Ending balance	$318	$255

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Notes Payable Unsecured

At the same time that we extended the Pennsylvania Loans in December 2011, we assumed a note payable to our borrowing customer for $1,500, which was the balance at December 31, 2013. This loan is unsecured and has the same priority as the Notes. It is also collateral for the loans we extended to this customer. In December 2014, we converted $1,000 of this note payable to preferred equity, moved $125 of the note payable to the interest escrow, and agreed to repay the remaining $375 to the customer under circumstances which are expected to occur in early 2015. The balance of this note payable as of December 31, 2014 was $375. In addition, we owed $5,427 and $1,739 in Notes payable under our Notes offering as of December 31, 2014 and 2013, respectively. We expect our Notes payable unsecured balance to increase as we raise funds in our Notes offering.

Notes Payable Related Party

In order to minimize the amount of idle cash on our balance sheet and maximize the loans receivable which create interest spread, we have two lines of credit from affiliates, which had a combined, outstanding balance of $0 as of both December 31, 2014 and 2013. We had $1,500 available to us on the affiliate lines as of both December 31, 2014 and 2013, although there is no obligation of the affiliates to lend money up to the note amount. We intend to have a line of credit or multiple lines of credit in the future, and intend to eventually replace these lines from affiliates with lines from unrelated financial institutions. However, we can make no assurance that we will obtain a line of credit with an unrelated financial institution on favorable terms or at all. Certain features of the purchase and sale agreement with the Loan Purchaser have added liquidity and flexibility, which have lessened the need for the lines of credit from affiliates.

Contractual Obligations

We currently have three notes outstanding outside of the public offering. The two notes to affiliates are demand notes established on December 30, 2011, with balances of $0 as of both December 31, 2014 and 2013. The third note is an unsecured note for $375, which is likely to be repaid early in 2015. As of December 31, 2014, we have contractual obligations with maturity dates of:

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured

2015	$543	$168	$375
2016	944	944	–
2017	1,675	1,675	–
2018	2,640	2,640	–

Total	$5,802	$5,427	$375

We are obligated to lend money to customers based on agreements we have with them. We do not always have the maximum amount obligated outstanding at any given time. The amount we have not loaned, but are obligated to lend, under certain conditions is a potential liquidity use. This amount was $1,745 as of December 31, 2014 and $1,449 as of December 31, 2013. See Note 8 of our consolidated 2014 financial statements for more information regarding contractual obligations.

Liquidity and Capital Resources

Our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations, the majority of which are to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly cause or magnify losses related to certain transactions and access to and cost of adequate financing.

17

The Company’s anticipated primary sources of liquidity going forward are:

•	The purchase and sale agreement with the Loan Purchaser, which became effective on December 24, 2014, and should allow for a significant increase in loan balances;
•	The continued extension of Notes to the general public through our public Notes offering, which was declared effective by the SEC on October 4, 2012, and has been registered and declared effective in 38 states as of both December 31, 2014 and 2013. We began to advertise in March 2013 and received an aggregate of approximately $5,427 and $1,739 in Notes proceeds as of December 31, 2014 and 2013, respectively (net of redemptions). We anticipate continuing our capital raising efforts in 2015, focusing on the efforts that have proven fruitful.;
•	Interest income and/or principal repayments related to the loans. The Company’s ability to fund its operations remains dependent upon the ability of our largest borrower, whose loan commitments represented 60% and 98% of our total outstanding loan commitments as of December 31, 2014 and 2013, respectively, to continue paying interest and/or principal. The risk of our largest customer not paying interest is mitigated in the short term by having an interest escrow, which had a balance of $249 and $255 as of December 31, 2014 and 2013, respectively. While a default by this large customer could impact our cash flow and/or profitability in the long term, we believe that, in the short term, a default might impact profitability, but not liquidity, as we are generally not receiving interest payments from the customer while he is performing (interest is being credited from his interest escrow); and
•	Funds borrowed from affiliated creditors.

We generated net income of $293 and $24 for the years ended December 31, 2014 and 2013. At December 31, 2014 and 2013, we had cash on hand of $558 and $722, respectively, and our outstanding debt totaled $5,802 and $3,239, respectively, which was unsecured. As of December 31, 2014 and 2013, the amount that we have not loaned, but are obligated to potentially lend to our customers based on our agreements with them, was $1,745 and $1,449, respectively. Our availability on our line of credit from our members was $1,500 at both December 31, 2014 and 2013. While we have no borrowings yet under our purchase and sale agreement, we expect to have borrowings in the first quarter of 2015 which will add to our liquidity.

Our current plan is to expand the commercial lending program by using current liquidity and available funding (including funding from our Notes program). We have anticipated the costs of this expansion and the continuing costs of maintaining our public company status, and we anticipate generating, through normal operations, the cash flows and liquidity necessary to meet our operating, investing and financing requirements. As noted above, the three most significant factors driving our current plans are the purchase and sales agreement, continued payments of principal and/or interest by our largest borrower and the public offering of Notes. If actual results differ materially from our current plan or if expected financing is not available, we believe we have the ability and intent to obtain funding and generate net worth through additional debt or equity infusions of cash, if needed. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

Our business of borrowing money and re-lending it to generate interest spread is our primary use of capital resources. There are several risks in any financing company of this nature, and we will discuss significant risks here and how they relate to our Company and what, if any, mitigation techniques we have or may employ.

First, any financial institution needs to match the maturities of its borrowings with the maturities of its assets. The bulk of most financial institutions’ borrowings are in the form of public investments or deposits. These generally have maturities that are either set periods of time, or upon the demand of the investor/depositor. The risk is that either obligations come due before funds are available to be paid out (a shortage of liquidity) or that funds are repaid before the obligation comes due (idle cash, as described herein). To mitigate these risks, we are not offering demand deposits (for instance, a checking account). Instead, we are offering Notes with varying maturities between one and four years, which we believe will be longer than the average life of the loans we will extend. However, we have the option to repay the Notes early, if we wish, without penalty. These items protect us against this risk of matching of debt and asset maturity.

18

Second, financial institutions must have daily liquidity on their debt side, to offset variations in loan balances on a daily basis. Borrowers can repay their Notes at any time, and they will request draws as they are ready for them. Further, construction loans are not funded 100% initially, so there are contractual obligations on the lender’s part to fund loans in the future. Most financial institutions mitigate this risk by having a secured line of credit from the Federal Reserve Bank. We have the same risk from customer repayments and draws as banks, and we intend to mitigate this risk by obtaining a secured line of credit with a bank. Our current debt financing consists of the two demand loans from our members, our purchase and sale agreement, the SF Loan, and our unsecured Notes from the public offering. The loan balance from our members on both December 31, 2014 and 2013 was $0. We had no balance on our purchase and sale agreement (which is treated like a secured line of credit in our consolidated financial statements) on either December 31, 2014 or 2013. The loan balance on the SF Loan was $375 and $1,500 on December 31, 2014 and 2013, respectively. The balance of debt from the Notes offering was $5,427 and $1,739 as of December 31, 2014 and 2013, respectively. If we are able to refinance the demand loans with a bank line of credit, we intend to maintain the outstanding balance on the line at approximately 10% of our committed loan amount. Failure to refinance the demand loans in the future with a larger bank line of credit may result in a lack of liquidity, or low loan production. Future lines of credit from banks will have expiration dates or be demand loans, which will have risks associated with those maturities.

Third, financial institutions have the risk of swings in market rates on borrowing and lending, which can make borrowing money to fund loans to their customers or fund their operations costly. The rates at which institutions can borrow are not necessarily tied to the rates at which they can lend. In our case, we are lending to customers using a rate which varies monthly with our cost of funds. So while we somewhat mitigate this risk, we are still open to the problem of, at the time of originating loans, wanting to originate new loans at a rate that would be profitable, but that rate not being competitive in the market. Lack of lending may cause us to repay Notes early and lose interest spread dollars, hurting our profitability and ability to repay.

We currently generate liquidity (or may in the future) from:

•	borrowings in the form of the demand loans from our members;

•	proceeds from our purchase and sales agreement;

•	proceeds from the Notes;

•	repayments of loan receivables;

•	interest and fee income;

•	borrowings from lines of credit with banks (not in place yet);

•	sale of property obtained through foreclosure (none to date); and

•	other sources as we determine in the future.

We currently (or may in the future) use liquidity to:

•	make payments on other borrowings, including loans from affiliates;

•	pay Notes on their scheduled due date and Notes that we are required to redeem early;

•	make interest payments on the Notes; and

•	to the extent we have remaining net proceeds and adequate cash on hand, fund any one or more of the following activities:

•	to extend commercial construction loans to homebuilders to build single or multi-family homes or develop lots;

19

•	to make distributions to equity owners, including the preferred equity;

•	for working capital and other corporate purposes;

•	to purchase defaulted secured debt from financial institutions at a discount;

•	to purchase defaulted unsecured debt from suppliers to homebuilders at a discount and then secure it with real estate or other collateral;

•	to purchase real estate, in which we will operate our business; and

•	to redeem Notes which we have decided to redeem prior to maturity.

The Company’s anticipated primary sources of liquidity going forward are the purchase and sale agreement, continued extension of Notes to the general public, interest income and principal repayments related to loans it extends, as well as funds borrowed from affiliated creditors. Therefore, the Company’s ability to fund its operations is dependent upon these sources of liquidity.

Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales mean lower effective interest rates for us. Slower sales are likely to increase the default rate we experience.

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned of the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are low in many of the housing markets in the U.S. today, and our lending against these values is much safer than loans made by financial institutions in 2006 to 2008.

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 7% above average CD rates when CDs are paying 0.5%, when CDs are paying 3%, we may have to have a larger than 7% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing average CD rates as reported by the Federal Reserve Board. The Board has stopped issuing this information in 2014, as rates are so low. We will monitor and update once the Federal Reserve Board begins to update again.

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Certificates of Deposit Index

Month	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Jan	3.363%	1.688%	1.132%	1.693%	3.674%	5.217%	5.145%	2.730%	0.488%	0.319%	0.313%	0.268%
Feb	3.077%	1.643%	1.113%	1.836%	3.837%	5.266%	4.958%	2.572%	0.407%	0.327%	0.315%	0.262%
Mar	2.828%	1.586%	1.098%	1.996%	3.996%	5.301%	4.748%	2.428%	0.337%	0.331%	0.316%	0.255%
Apr	2.607%	1.533%	1.085%	2.163%	4.158%	5.324%	4.543%	2.265%	0.288%	0.325%	0.321%	0.248%
May	2.423%	1.483%	1.083%	2.332%	4.318%	5.338%	4.323%	2.091%	0.278%	0.305%	0.328%	0.240%
Jun	2.263%	1.419%	1.118%	2.492%	4.483%	5.336%	4.108%	1.893%	0.288%	0.280%	0.336%	0.229%
Jul	2.107%	1.358%	1.162%	2.658%	4.640%	5.324%	3.898%	1.690%	0.293%	0.266%	0.341%	0.220%
Aug	1.961%	1.303%	1.212%	2.833%	4.774%	5.333%	3.673%	1.483%	0.295%	0.263%	0.338%	0.216%
Sep	1.868%	1.247%	1.277%	3.000%	4.897%	5.343%	3.517%	1.204%	0.298%	0.268%	0.331%	0.214%
Oct	1.820%	1.194%	1.355%	3.174%	4.997%	5.323%	3.453%	0.864%	0.300%	0.276%	0.319%	0.212%
Nov	1.767%	1.171%	1.451%	3.345%	5.081%	5.293%	3.236%	0.685%	0.305%	0.288%	0.304%	0.210%
Dec	1.726%	1.151%	1.563%	3.512%	5.153%	5.268%	2.965%	0.556%	0.312%	0.304%	0.283%	0.206%

Source: Derivation of Rates Reported by Federal Reserve Board-Copyright 2014 MoneyCafe.com (01/2002-06/2013) and Mortgage-X (07/2013 -12/2013).

Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through today.

Source: U.S. Census Bureau

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 11 to our consolidated financial statements for subsequent events.

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Financial Statements

22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

We have audited the accompanying consolidated balance sheets of Shepherd’s Finance, LLC and affiliate (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in members’ capital, and cash flows for each of the years in the two-year period ended December 31, 2014. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Carr, Riggs & Ingram, LLC

March 4, 2015

Enterprise, Alabama

F-1

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2014 and 2013

(in thousands of dollars)	2014	2013

Assets
Cash and cash equivalents	$558	$722
Accrued interest on loans	78	27
Deferred financing costs, net	630	649
Loans receivable, net	8,097	4,045
Other assets	13	14

Total assets	$9,376	$5,457

Liabilities and Members’ Capital
Customer interest escrow	$318	$255
Accounts payable and accrued expenses	199	59
Notes payable unsecured	5,802	3,239

Total liabilities	6,319	3,553

Commitments and Contingencies (Notes 4 and 8)

Series B preferred equity	1,000	–
Class A common equity	2,057	1,904
Members’ capital	3,057	1,904

Total liabilities and members’ capital	$9,376	$5,457

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2014 and 2013

(in thousands of dollars)	2014	2013

Interest Income
Interest and fee income on loans	$1,138	$596
Interest expense	433	157

Net interest income	705	439
Less: Loan loss provision	22	–

Net interest income after Loan loss provision	683	439

Non-Interest Expense
Selling, general and administrative	390	415

Total non-interest expense	390	415

Net income	$293	$24

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Consolidated Statements of Changes In Members’ Capital

For the years ended December 31, 2014 and 2013

(in thousands of dollars)	2014	2013

Members’ capital, beginning balance	$1,904	$1,902
Net income	293	24
Additional capital (preferred)	1,000	–
Distributions to members	(140)	(22)

Members’ capital, ending balance	$3,057	$1,904

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(in thousands of dollars)	2014	2013

Cash flows from operations
Net income	$293	$24
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Amortization of deferred financing costs	87	29
Provision for loan losses	22	–
Net loan origination fees deferred (earned)	(133)	(138)
Net change in operating assets and liabilities
Other assets	1	(4)
Accrued interest on loans	(51)	(1)
Customer interest escrow	(62)	(74)
Accounts payable and accrued expenses	140	18

Net cash provided by (used in) operating activities	297	(146)

Cash flows from investing activities
Loan originations and principal collections, net	(3,941)	(303)

Net cash provided by (used in) investing activities	(3,941)	(303)

Cash flows from financing activities
Distributions to members	(140)	(22)
Net proceeds from (repayments of) related party notes	–	(1,108)
Proceeds from unsecured Notes	4,119	1,737
Redemptions of unsecured Notes	(431)	–
Payments of deferred financing costs	(68)	(82)

Net cash provided by (used in) financing activities	3,480	525

Net increase (decrease) in cash and cash equivalents	(164)	76

Cash and cash equivalents
Beginning of period	722	646

End of period	$558	$722

Supplemental disclosure of cash flow information
Cash paid for interest	$149	$28

Supplemental disclosure of noncash information
Conversion of debt to preferred equity	$1,000	$–
Reduction of debt through transfer to customer interest escrow	$125	$–

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business and Basis of Presentation

Description of Business

Structure and Control Environment

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we” or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. We are the sole member of a consolidating subsidiary, 84 REPA, LLC. The Company operated pursuant to an operating agreement by and among Daniel M. Wallach and the members of the Company from its inception through March 29, 2012, at which time it adopted an amended and restated operating agreement. Under the amended and restated operating agreement (as amended), we have three Managers, Daniel M. Wallach (who is also our Chief Executive Officer, “CEO”), and our independent Managers - Kenneth Summers and Bill Myrick.

The Managers, through the CEO when appropriate, have direct and exclusive control over the management of the Company’s operations. With respect to new loans, the Company locates potential customers, conducts due diligence, and negotiates and completes the transactions in which the loans are originated. Loans are either approved by the loan committee of the Board of Managers, or fit within guidelines created by that committee. The independent Managers comprise the audit committee and approve affiliate transactions. The Managers also deal with governance issues. The Managers, through the CEO when appropriate, perform, or arrange for the performance of, the management, advisory and administrative services required for Company operations. Such services include, without limitation, the administration of investor accounts, investor relations, accounting, and the preparation, review and dissemination of tax and other financial information. They also engage and manage the contractual relations with depositories, accountants, attorneys, insurers, banks and others, as required.

Description of Business

In late 2011, management elected to transform our business model. The Company lends money to residential homebuilders to construct single family homes, and to develop undeveloped land into residential building lots. The loans are extended to residential homebuilders and, as such, are commercial loans. We primarily fund our lending and operations by continued extension of Notes to the general public, which Notes are unsecured subordinated debt. We currently have six sources of capital:

	December 31, 2014	December 31, 2013
Capital Source
Purchase and sale agreement (executed December 24, 2014) with the Loan Purchaser which buys portions of some of our loans (those purchases are accounted for as a secured line of credit)	$–	$–
Secured line of credit from affiliates	–	–
Unsecured Notes through our Notes offer	5,427	1,739
Other unsecured debt	375	1,500
Preferred equity	1,000	–
Common equity	2,057	1,904

Total	$8,859	$5,143

Certain features of the purchase and sale agreement with the Loan Purchaser have added liquidity and flexibility, which have lessened the need for the lines of credit from affiliates. Eventually, the Company intends to permanently replace the lines of credit to affiliates with a secured line of credit from a bank or through other liquidity. The Company’s anticipated primary sources of liquidity going forward are a purchase and sale agreement with the Loan Purchaser, the continued extension of Notes to the general public, interest income and/or principal repayments related to the loans, as well as funds borrowed from affiliated creditors.  The purchase and sale agreement became effective on December 24, 2014 and should allow for a significant increase in loan balances.

F-6

Liquidity and Capital Resources

Our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations, the majority of which are to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly cause or magnify losses related to certain transactions and access to and cost of adequate financing.

The Company’s anticipated primary sources of liquidity going forward are:

•	The purchase and sale agreement with the Loan Purchaser, which became effective on December 24, 2014, and should allow for a significant increase in loan balances;
•	The continued extension of Notes to the general public through our public Notes offering, which was declared effective by the SEC on October 4, 2012, and has been registered and declared effective in 38 states as of both December 31, 2014 and 2013. We began to advertise in March 2013 and received an aggregate of approximately $5,427 and $1,739 in Notes proceeds as of December 31, 2014 and 2013, respectively (net of redemptions). We anticipate continuing our capital raising efforts in 2015, focusing on the efforts that have proven fruitful.;
•	Interest income and/or principal repayments related to the loans. The Company’s ability to fund its operations remains dependent upon the ability of our largest borrower, whose loan commitments represented 60% and 98% of our total outstanding loan commitments as of December 31, 2014 and 2013, respectively, to continue paying interest and/or principal. The risk of our largest customer not paying interest is mitigated in the short term by having an interest escrow, which had a balance of $249 and $255 as of December 31, 2014 and 2013, respectively. While a default by this large customer could impact our cash flow and/or profitability in the long term, we believe that, in the short term, a default might impact profitability, but not liquidity, as we are generally not receiving interest payments from the customer while he is performing (interest is being credited from his interest escrow); and
•	Funds borrowed from affiliated creditors.

We generated net income of $293 and $24 for the years ended December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, we had cash on hand of $558 and $722, respectively, and our outstanding debt totaled $5,802 and $3,239, respectively, which was unsecured. As of December 31, 2014 and 2013, the amount that we have not loaned, but are obligated to potentially lend to our customers based on our agreements with them, was $1,745 and $1,449, respectively. Our availability on our line of credit from our members was $1,500 at both December 31, 2014 and 2013. While we have no borrowings yet under our purchase and sale agreement, we expect to have borrowings in the first quarter of 2015, which will add to our liquidity.

Our current plan is to expand the commercial lending program by using current liquidity and available funding (including funding from our Notes program). We have anticipated the costs of this expansion and the continuing costs of maintaining our public company status, and we anticipate generating, through normal operations, the cash flows and liquidity necessary to meet our operating, investing and financing requirements. As noted above, the three most significant factors driving our current plans are the purchase and sales agreement, continued payments of principal and/or interest by our largest borrower and the public offering of Notes. If actual results differ materially from our current plan or if expected financing is not available, we believe we have the ability and intent to obtain funding and generate net worth through additional debt or equity infusions of cash, if needed. There can be no assurance, however, that we will be able to implement our strategies or obtain additional financing under favorable terms, if at all.

F-7

Basis of Presentation

Principles of Consolidation These consolidated financial statements include the consolidated accounts of the Company’s subsidiary and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated. Our consolidated results for the year ended December 31, 2014 and 2013 are not necessarily indicative of what our results will be for future years.

Classification The consolidated balance sheets of the Company are presented as unclassified to conform to industry practice for lending entities.

Use of Estimates The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to increase the amount of our allowance for loan losses.

Operating Segments Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows.  Segments are identified and aggregated based on products sold or services provided..  Based on these factors, we have determined that the Company’s operations are in one segment, commercial lending.

2. Summary of Significant Accounting Policies

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $10 and $50 for the years ended December 31, 2014 and 2013, respectively.

Cash and Cash Equivalents

Management considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value Measurements

The Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

F-8

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 – unobservable inputs, such as discounted cash flow models or valuations.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 3.

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for loan losses, and adjusted for (1) the net unrecognized portion of direct costs and nonrefundable loan fees associated with lending, and (2) deposits made by the borrowers used as collateral for a loan and due back to the builder at or prior to loan payoff. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method. The majority of the Company’s loans are secured by real estate in a suburb of Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a substantial portion of these loans is susceptible to changes in market conditions in that area.

Past due loans are loans contractually past due 30 days or more as to principal or interest payments. A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e. the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio.

We establish a collective reserve for all loans which are not more than 60 days past due at the end of a quarter. This collective reserve takes into account both historical information and a qualitative analysis of housing and other economic factors that may impact our future realized losses. For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we individually analyze for impairment all loans which are more than 60 days past due at the end of a quarter. For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we individually analyze all loans for potential impairment. The analysis of loans, if required, includes a comparison of estimated collateral value to the principal amount of the loan. For impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history.  For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

F-9

For loans that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. There are also broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or appraisal done in the last 13 months, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal.

Deferred Financing Costs, Net

We defer certain costs associated with financing activities related to the issuance of debt securities (deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt. We make estimates for the average duration of future investments. If these estimates are determined to be incorrect in the future, the rate at which we are amortizing the deferred offering costs as interest expense would be adjusted and could have a material impact on the consolidated financial statements.

Certain private offering costs of $11 were incurred in 2012, but because no funds were received from the private offering, the costs were written-off in the third quarter of 2013.

The following is a roll forward of deferred financing costs for the years ended December 31, 2014 and 2013:

	2014	2013
Deferred financing costs, beginning balance	$669	$598
Additions	68	82
Write-offs	–	(11)
Deferred financing costs, ending balance	$737	$669
Less accumulated amortization	(107)	(20)
Deferred financing costs, net	$630	$649

The following is a roll forward of the accumulated amortization of deferred financing costs for the years ended December 31, 2014 and 2013:

	2014	2013
Accumulated amortization, beginning balance	$20	$2
Additions	87	18
Accumulated amortization, ending balance	$107	$20

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

The Company applies Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2011.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There have been no significant interest or penalties assessed or paid.

F-10

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, decreases in home values, decreases in housing starts, and high unemployment. These risks, which could have a material and negative impact on the Company’s consolidated financial condition, results of operations, and cash flows include, but are not limited to, declines in housing starts, unfavorable changes in interest rates, and competition from other lenders. At December 31, 2014, our loans were primarily concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. As of December 31, 2014 and 2013, 60% and 98%, respectively, of our outstanding loan commitments consist of loans to one borrower, and the collateral is in one real estate market.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (FASB) issued Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 is effective for the Company on January 1, 2018. The Company is still evaluating the potential impact on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU 2014-11, “Transfers and Servicing (Topic 860).” ASU 2014-11 requires that repurchase-to-maturity transactions be accounted for as secured borrowings consistent with the accounting for other repurchase agreements. In addition, ASU 2014-11 requires separate accounting for repurchase financings, which entails the transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty. ASU 2014-11 requires entities to disclose certain information about transfers accounted for as sales in transactions that are economically similar to repurchase agreements. In addition, ASU 2014-11 requires disclosures related to collateral, remaining contractual tenor and of the potential risks associated with repurchase agreements, securities lending transactions and repurchase-to-maturity transactions. ASU 2014-11 is effective for the Company on January 1, 2015 and is not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02 “Consolidation (Topic 810): Amendments to the Consolidation Analysis” to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures. The ASU focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The new standard simplifies and improves current GAAP by: a) placing more emphasis on risk of loss when determining a controlling financial interest; b) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (VIE); and c) changing consolidation conclusions for companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015. The Company is still evaluating the potential impact on the Company’s consolidated financial statements.

Subsequent Events

Management of the Company has evaluated subsequent events through March 4 2015, the date these consolidated financial statements were issued. See Note 11.

F-11

3. Fair Value

At December 31, 2014 and 2013, the Company had no assets measured at fair value on a recurring or nonrecurring basis. The Company has determined that the carrying value of financial instruments approximates fair value, as outlined below:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Loans Receivable and Commitments to Extend Credit

For variable rate loans that reprice frequently with no significant change in credit risk, estimated fair values of collateral are based on carrying values at December 31, 2014 and 2013. The estimated fair values for other loans are calculated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities and approximate carrying values of these instruments at December 31, 2014 and 2013. For unfunded commitments to extend credit, because there would be no adjustment between fair value and carrying amount for the amount if actually loaned, there is no adjustment to the amount before it is loaned. The amount for commitments to extend credit is not listed in the tables below because there is no difference between carrying value and fair value, and the amount is not recorded on the consolidated balance sheets as a liability.

Customer Interest Escrow

The customer interest escrow does not yield interest to the customer, but because: 1) the customer loans are demand loans, 2) there is no way to estimate how long the escrow will be in place, and 3) the interest rate which could be used to discount this amount is negligible, the fair value approximates the carrying value at both December 31, 2014 and 2013.

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities or the Notes are either payable on demand or at similar rates to what the Company can borrow funds for today, the fair value of the borrowings is determined to approximate carrying value at December 31, 2014 and 2013.

The table below is a summary of fair value estimates for financial instruments and the level of the fair value hierarchy (as discussed in Note 2) within which the fair value measurements are categorized at the periods indicated:

December 31, 2014

	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial Assets
Cash and cash equivalents	$558	$558	$558	$–	$–
Loans receivable, net	8,097	8,097	–	–	8,097
Financial Liabilities
Customer interest escrow	318	318	–	–	318
Notes payable unsecured	5,802	5,802	–	–	5,802

F-12

December 31, 2013

	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial Assets
Cash and cash equivalents	$722	$722	$722	$–	$–
Loans receivable, net	4,045	4,045	–	–	4,045
Financial Liabilities
Customer interest escrow	255	255	–	–	255
Notes payable unsecured	3,239	3,239	–	–	3,239

4. Financing Receivables

Financing receivables are comprised of the following as of December 31, 2014 and 2013:

	2014	2013

Commercial loans, gross	$8,691	$4,652
Less: Deferred loan fees	(438)	(571)
Less: Deposits	(134)	(36)
Less: Allowance for loan losses	(22)	–

Commercial loans, net	$8,097	$4,045

Roll forward of commercial loans for the years ended December 31, 2014 and 2013:

	2014	2013

Beginning balance	$4,045	$3,604
Additions	7,433	3,331
Payoffs/Sales	(3,394)	(2,992)
Change in builder deposit	(98)	(36)
Change in loan loss provision	(22)	–
New loan fees	(343)	(121)
Earned loan fees	476	259

Ending balance	$8,097	$4,045

Commercial Construction and Development Loans

Pennsylvania Loans

On December 30, 2011, pursuant to a credit agreement by and between us, Benjamin Marcus Homes, LLC (“BMH”), Investor’s Mark Acquisitions, LLC (“IMA”) and Mark L. Hoskins (“Hoskins”) (collectively, the “Hoskins Group”) (as amended, the “Credit Agreement”), we originated two new loan assets, one to BMH as borrower (the “BMH Loan”) and one to IMA as borrower (the “New IMA Loan”). Pursuant to the Credit Agreement and simultaneously with the origination of the BMH Loan and the New IMA Loan, we also assumed the position of lender on an existing loan to IMA (the “Existing IMA Loan”) and assumed the position of borrower on another existing loan in which IMA serves as the lender (the “SF Loan”). Throughout this supplement, we refer to the BMH Loan, the New IMA Loan, and the Existing IMA Loan collectively as the “Pennsylvania Loans.” When we assumed the position of the lender on the Existing IMA Loan, we purchased a loan which was originated by the borrower’s former lender, and assumed that lender’s position in the loan and maintained the recorded collateral position in the loan. The borrower’s former lender and the seller of the BMH property are the same independent third party. The BMH Loan, the New IMA Loan and the Existing IMA Loan are all cross-defaulted and cross-collateralized with each other. Further, IMA and Hoskins serve as guarantors of the BMH Loan, and BMH and Hoskins serve as guarantors of the New IMA Loan and the Existing IMA Loan. As such, we are currently primarily reliant on a single developer and homebuilder for our revenues.

F-13

In April, July, September and December 2013, and in March and December 2014, we entered into amendments to the Pennsylvania Loans. As a result of these amendments, BMH was allowed to borrow for the construction of homes on lots 204, 205, and 206 of the Hamlets subdivision and lots 2 and 5 of the Tuscany subdivision, both located in a suburb of Pittsburgh, Pennsylvania, and to borrow for the purchase of lot 5 of the Hamlets subdivision. The construction loans for lots 2 and 5 of the Tuscany subdivision are for $660 and $748, respectively. Each of the construction loans is evidenced by a promissory note and is secured by a first mortgage on the home or homes financed under such loan. Each of the construction loans is subject to a loan fee of 5% of the full amount of the loan, and bears interest at a rate of our cost of funds plus 2%. Unlike the development loans extended pursuant to the Credit Agreement, the release prices paid for each of the lots securing the construction loans are not applied to fund the balance of the Interest Escrow established pursuant to the Credit Agreement, and interest on the construction loans is not paid from the Interest Escrow. The outstanding balance of the construction loans for lots 2 and 5 of the Tuscany subdivision is not included when calculating the amount outstanding pursuant to Section 2.05(f) of the Credit Agreement.

As a result of these amendments to the Credit Agreement, we converted $1,000 of the SF Loan from debt to preferred equity. The new preferred equity and the SF Loan serve as collateral for the Pennsylvania Loans. There is no liquid market for the preferred equity instrument, so we can give no assurance as to our ability to generate any amount of proceeds from that collateral. We also reduced the balance of the SF Loan by $125 which was added to the Interest Escrow. We further agreed to repay the remaining $375 of the SF Loan when the Tuscany lot 5 construction loan is repaid, which happened in the first quarter of 2015. The interest rate on the Existing IMA Loan was raised to match the New IMA Loan.

Also as a result of these amendments to the Credit Agreement, we also issued a letter of credit for $155 to a sewer authority relating to BMH Loan (the “Letter of Credit”), and we allowed a fully funded mortgage in the amount of $1,146 to be placed in superior position to our mortgage, with the $1,146 proceeds being used to reduce the balance of BMH’s outstanding loan with us. The terms and conditions of the Pennsylvania Loans are set forth in further detail below.

BMH Loan

The BMH Loan is a revolving demand loan in the original principal amount of up to $4,164, of which $3,568 was funded at closing. We collected a fee of $750 upon closing of the BMH Loan, which was funded from proceeds of the loan. Additionally, $450 of the loan proceeds was allocated to an interest escrow account (the “Interest Escrow”). Interest on the BMH Loan accrues annually at 2% plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds) (“COF”). Pursuant to the Credit Agreement, interest payments on the BMH Loan are funded from the Interest Escrow, with any shortfall funded by BMH. Payments of principal on the BMH Loan are due upon our demand and in accordance with the payment schedule and other terms and conditions set forth in the Credit Agreement. The Credit Agreement obligates BMH to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the BMH Loan. The BMH Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve BMH of its obligation to continue to make payments on the BMH Loan as set forth in the Credit Agreement.

F-14

The BMH Loan is secured by a second priority mortgage in residential property consisting of one building lot and a parcel of land of approximately 34 acres which is currently partially under development, all located in the subdivision commonly known as the Hamlets of Springdale in Peters Township, Pennsylvania, a suburb of Pittsburgh, as well as the Interest Escrow. The seller of the property securing the BMH Loan retained a third mortgage in the amount of $400, with a balance of approximately $332 and $323 as of December 31, 2014 and 2013, respectively. The property securing the BMH Loan is subject to a mortgage in the amount of $1,146, which is held by United Bank and guaranteed by the seller, an independent third party. The superior mortgage balance is subtracted from the appraised value of the land in the land valuation detail of the Pennsylvania loan financing receivables at December 31, 2014 and 2013 in the tables detailing the Pennsylvania Loans below.

New IMA Loan

The New IMA Loan is a demand loan in the original principal amount of up to $2,225, of which $250 was funded at closing. We collected a fee of $250 upon closing of the New IMA Loan, which was funded from proceeds of the loan. Interest on the New IMA Loan accrues annually at 2.0% plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds). Pursuant to the Credit Agreement, interest payments on the New IMA Loan are funded from the Interest Escrow, with any shortfall funded by IMA. Payments of principal on the New IMA Loan are due upon our demand and in accordance with the payment schedule and other terms and conditions set forth in the Credit Agreement. The Credit Agreement obligates IMA to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the New IMA Loan. The New IMA Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve IMA of its obligation to continue to make payments on the New IMA Loan as set forth in the Credit Agreement.

The New IMA Loan is secured by a mortgage in residential property originally consisting of 18 lots (10 and 18 lots remained as of December 31, 2014 and 2013, respectively) located in the subdivision commonly known as the Tuscany Subdivision in Peters Township, Pennsylvania, a suburb of Pittsburgh. Construction of the improvements for the Tuscany Subdivision began in December 2012, with $281 remaining to be completed as of December 31, 2014. The property securing the New IMA Loan and the Existing IMA Loan was originally subject to a mortgage in the amount of $1,290 ($275 outstanding as of December 31, 2014) which is held by an unrelated third party. In connection with the closing of the New IMA Loan and the Existing IMA Loan, the holder of this mortgage entered into an agreement to amend, restate and further subordinate such mortgage. This subordination agreement also provides that, in the event of a foreclosure on and liquidation of the property securing the New IMA Loan and the Existing IMA Loan, we are entitled to receive liquidation proceeds up to $2,225 which excludes the collateral securing the BMH Loan, at which point the holder of this mortgage is entitled to receive liquidation proceeds up to the amount necessary to satisfy its outstanding mortgage, and we are then entitled to any remainder of the liquidation proceeds. The subordinated mortgage balance is subtracted from the appraised value of the finished lots in the lot valuation in the table detailing the Pennsylvania loans below.

Existing IMA Loan

The Existing IMA Loan is a demand loan in the original principal amount of $1,687, of which $1,687 was outstanding as of both December 31, 2014 and 2013. Interest on the Existing IMA Loan accrued annually at a rate of 7.0% through December 30, 2014. Beginning December 31, 2014, the interest rate is the same as the New IMA Loan. Pursuant to the Credit Agreement, interest payments on the Existing IMA Loan are funded from the Interest Escrow, with any shortfall funded by IMA. Payments of principal on the Existing IMA Loan are due upon the earlier of our demand or the satisfaction in full of the indebtedness related to the BMH Loan and the New IMA Loan. The Credit Agreement obligates IMA to make payoffs to us in varying amounts upon the sale or transfer of, or obtaining construction financing for, all or a portion of the property securing the Existing IMA Loan. The Existing IMA Loan may be prepaid in whole or in part at any time without penalty; provided, however, that prepayments will not relieve IMA of its obligation to continue to make payments on the Existing IMA Loan as set forth in the Credit Agreement.

The Existing IMA Loan is secured by a mortgage in the residential property that also secures the New IMA Loan.

SF Loan

Concurrent with the execution of the loans above, we entered into the SF Loan with the Hoskins Group, under which we are the borrower. Management presently has no intention to offset our payments of principal or interest against amounts due to us from the lender; therefore, this amount has been presented on a gross basis on the consolidated balance sheets at December 31, 2014 and 2013. The SF Loan is described in Note 5.

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Interest Escrow

The Pennsylvania Loans called for a funded Interest Escrow account which was funded with proceeds from the Pennsylvania Loans. The initial funding on that Interest Escrow was $450. The balance as of December 31, 2014 and 2013 was $249 and $255, respectively. To the extent the balance is available in the Interest Escrow, interest due on certain loans is deducted from the Interest Escrow on the date due. The Interest Escrow is increased by 10% of lot payoffs on the same loans, and by interest and/or distributions on the SF Loan and Hoskins Group preferred equity. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The Interest Escrow is also used to contribute to the reduction of the $400 subordinated mortgage upon certain lot sales of the collateral of the BMH Loan.

Initial Funding

On December 30, 2011, we purchased the Existing IMA Loan from the original lender with a cash payment of $186 and the assumption of that lender’s obligations under the SF Loan. We also loaned our borrower $2,368 in funded cash for its purchase of the land and lots securing the BMH Loan. Our borrower’s loan balances were increased by the $750 loan fee on the BMH Loan, the $250 loan fee on the New IMA Loan, and the $450 Interest Escrow, all of which were not funded with cash.

Construction loans

The Pennsylvania Loans have been modified from time to time to allow for funding of construction of homes. Those loans are detailed in the tables below.

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A detail of the financing receivables for the Pennsylvania loans at December 31, 2014 is as follows:

Item	Term	Interest Rate	Funded to borrower		Estimated collateral values

BMH Loan	Demand(1)	COF +2% (7% Floor)
Land for phases 4, and 5 (25 acres)			$–		$1,515
Lots			142		374	(7)
Interest Escrow			450		249
Loan Fee			750		–
Excess Paydown			(22	)(5)
Lot 2 Windemere			126		126
Construction loan lot 5 Tuscany			536		932
Construction loan lot 2 Tuscany			498		739

Total BMH Loan			2,480		3,935
IMA Loans
New IMA Loan (loan fee)	Demand(1)	COF +2% (7% Floor)	250		–
New IMA Loan (advances)	Demand(1)	COF +2% (7% Floor)	1,491		–
Existing IMA Loan	Demand(1)	COF +2% (7% Floor)	1,687		2,484	(3)

Total IMA Loans			3,428		2,484

Unearned Loan Fee			(322)		–
SF Preferred Equity			–		1,000	(8)
SF Loan Payable			–		375

Total			$5,586		$7,794

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A detail of the financing receivables for the Pennsylvania loans at December 31, 2013 is as follows:

Item	Term	Interest Rate	Funded to borrower		Estimated collateral values

BMH Loan	Demand(1)	COF +2% (7% Floor)
Land for phases 3, 4, and 5			$–		$1,042	(4)
Lot 5 Hamlets			142		180
Interest Escrow			450		255
Loan Fee			750		–
Excess Paydown			(394	)(5)	–
Construction loan lot 118 Whispering Pines			138		120
Construction loan lot 5 Tuscany			37		–

Total BMH Loan			1,123		1,597
IMA Loans
New IMA Loan (loan fee)	Demand(1)	COF +2% (7% Floor)	250		–
New IMA Loan (advances)	Demand(1)	COF +2% (7% Floor)	1,479		–
Existing IMA Loan	Demand(2)	7%	1,687		2,299	(6)

Total IMA Loans			3,416		2,299

Unearned Loan Fee			(567)		–
SF Loan Payable			–		1,500

Total			$3,972		$5,396

_______________

(1) These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot.

(2) These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot after the BMH loan and the New IMA loan are satisfied.

(3) Estimated collateral value is equal to the appraised value of the remaining lots of $2,976, net of the net estimated costs to finish the development of $217 and the second mortgage amount of $275.

(4) Estimated collateral value is equal to the raw ground appraised value of $1,910 plus improvements of $278, net of the outstanding first mortgage of $1,146.

(5) Excess Paydown is the amount of initial funding of the Interest Escrow and/or Loan Fee that has/have been repaid to date. These amounts are available to be reborrowed in the future.

(6) Estimated collateral value is equal to the appraised value of $4,140, net of estimated costs to finish the development of $561, the appraised value of sold lots of $0, and the second mortgage amount of $1,280.

(7) Estimated collateral value is equal to the lots’ appraised value of $2,336 minus remaining improvements of $656, net of the outstanding first mortgage of $1,146 and a third mortgage payoff of $160.

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(8) In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance. The loans are collectively cross-collateralized and, therefore, treated as one loan for the purpose of calculating the effective interest rate and for available remedies upon an instance of default. As lots are released, a specific release price is repaid by the borrower, with 10% of that amount being used to fund the Interest Escrow (except for the construction funding for homes). The customer will make cash interest payments only when the Interest Escrow is fully depleted, except for construction funding for homes, where the customer makes interest payments monthly.

The Pennsylvania Loans created in 2011 had a $1,000 loan fee. The expenses incurred related to issuing the loan were approximately $76, which were netted against the loan amount. The remaining $924, which is netted against the gross loan amount, is being recognized over the expected life of the loans using the straight-line method in accordance with ASC 310-20, Nonrefundable Fees and Other Costs. During 2013 and 2014, eight construction loans to the same customer were executed with $162 in loan fees, which fees are being recognized over the expected life of each advance.

The Company has a credit agreement with its largest borrower which includes a maximum exposure on all three loans, as described in the chart below. This limit does not include construction loans.

Commercial Loans – Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2014. The Pennsylvania loans below are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount		Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Pennsylvania	1	3	$5,997	$4,903	(3)	$4,748	79%	$1,000
Total	1	3	$5,997	$4,903		$4,748	79%	$1,000

_______________

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third party mortgage balances. Part of this collateral is $1,000 of preferred equity in our Company. In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance.
(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.
(3)	The commitment amount includes a portion of the letter of credit which, when added to the current outstanding balance, is greater than the $4,750 maximum commitment amount per the Credit Agreement.

The following is a summary of our loan portfolio to builders for land development as of December 31, 2013. The Pennsylvania loans below are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Pennsylvania	1	3	$5,275	$4,750	$4,364	83%	$1,000
Total	1	3	$5,275	$4,750	$4,364	83%	$1,000

_______________

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third party mortgage balances.
(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.

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Commercial Loans – Construction Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2014. Some of the Pennsylvania loans are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Colorado	1	1	$515	$361	$68	70%	5%
Florida	1	2	685	480	404	70%	5%
Georgia	2	5	1,027	810	349	79%	5%
Louisiana	1	2	1,230	861	620	70%	5%
New Jersey	1	1	390	273	259	70%	5%
Pennsylvania	2	4	2,826	1,850	1,463	65%	5%
South Carolina	2	4	1,577	900	780	57%	5%
Total	10	19	$8,250	$5,535	$3,943	67%(3)	5%

_______________

(1)	The value is determined by the appraised value. Part of this collateral is $1,000 of preferred equity in our Company. There is no liquid market for the preferred equity instrument, so we can give no assurance as to our ability to generate any amount of proceeds from that collateral.
(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.
(3)	Represents the weighted average loan to value ratio of the loans.

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2013. Some of the Pennsylvania loans are included as part of the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
New Jersey	1	1	186	130	84	70%	5%
Pennsylvania	1	2	1,825	1,220	204	67%	5%
Total	2	3	$2,011	$1,350	$288	67%(3)	5%

_______________

(1)	The value is determined by the appraised value.
(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.
(3)	Represents the weighted average loan to value ratio of the loans.

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance with ASC 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

The definitions of these ratings are as follows:

•	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.
•	Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.
•	Classified – a classified asset ranges from: 1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to 2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

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Finance Receivables – By risk rating:

	December 31, 2014	December 31, 2013

Pass	$7,301	$4,045
Special mention	796	–
Classified – accruing	–	–
Classified – nonaccrual	–	–

Total	$8,097	$4,045

Finance Receivables – Method of impairment calculation:

	December 31, 2014	December 31, 2013

Individually evaluated, but not impaired	$5,571	$3,972
Not individually evaluated	2,526	73

Total evaluated collectively for loan losses	$8,097	$4,045

At December 31, 2014 and 2013, there were no loans acquired with deteriorated credit quality, past due loans, impaired loans, or loans on nonaccrual status.

5. Borrowings

Purchase and Sale Agreements

In December 2014, the Company entered into a purchase and sale agreement with the Loan Purchaser whereby the purchaser may buy loans offered to it by us, and we may be obligated to offer certain loans to purchaser. Purchaser is buying senior positions in the loans they purchase, generally 50% of each loan. Purchaser generally receives the interest rate we charge the borrower on their portion of the loan balance, and we will receive the rest of the interest and all of the loan fee. We will service the loans. There is an unlimited right for us to call any loan sold, however in any case of such call, a minimum of 4% of the commitment amount of purchaser must have been received by purchaser in interest, or we must make up the difference. Also, the purchaser has a put option, which is limited to 10% of the funding made by purchaser under all loans purchased in the trailing 12 months. This transaction is accounted for as a secured line of credit. The balance due was $0 on both December 31, 2014 and 2013.

Affiliate Loans

In December 2011, the Company entered into two secured revolving lines of credit with affiliates, both of whom are members. These loans have an interest rate of the affiliates’ cost of funds, which was 3.93% and 3.71% as of December 31, 2014 and 2013, respectively. They are demand notes. The maximum that can be borrowed under these notes is $1,500, at the discretion of the lenders. The actual amount borrowed was $0 at both December 31, 2014 and 2013, leaving $1,500 in potential credit availability on those dates. There is no obligation of the affiliates to lend money up to the note amount. The security for the lines of credit includes all of the assets of the Company. The weighted average balance of affiliate borrowings outstanding was $32 and $438 for the years ended December 31, 2014 and 2013, respectively, and the interest expense was $1 and $17 for the same periods, respectively.

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SF Loan

The SF Loan, under which we are the borrower, is an unsecured loan in the original principal amount of $1,500, of which $375 and $1,500 was outstanding as of December 31, 2014 and 2013, respectively. Interest on the SF Loan accrues annually at a rate of 5.0%. Payments of interest only are due on a monthly basis, with the principal amount due on the date that the BMH Loan and the New IMA Loan are paid in full. We may prepay the SF Loan in part or in full at any time without penalty, subject to the terms and conditions set forth in the underlying promissory note. Pursuant to the Credit Agreement, payments on the SF Loan are used to fund the Interest Escrow. Further, pursuant to the Amended and Restated Commercial Pledge Agreement by and between us, IMA and BMH, IMA has pledged its interest in the SF Loan as collateral for IMA’s obligations under the New IMA Loan and the Existing IMA Loan. Management’s intentions related to offsetting our payments of principal or interest against amounts due to us from the lender are undetermined; therefore, this amount has been presented on a gross basis on the consolidated balance sheets at December 31, 2014 and 2013. On December 31, 2014, the Company and the Hoskins Group entered into a series of agreements which, among other things, 1) converted $1,000 of the SF Note from debt to preferred equity, 2) repaid $125 of the SF Note and applied those proceeds to increase the Interest Escrow, and 3) requires elimination of the remaining balance of the SF Note with a cash payment upon the repayment of the construction loan on lot 5, Tuscany.

Notes Program

Borrowings through our public offering were $5,427 and $1,739 at December 31, 2014 and 2013, respectively. The effective interest rate on the borrowings at December 31, 2014 and 2013 7.26% and 6.72%, respectively, not including the amortization of deferred financing costs. There are limited rights of early redemption. We generally offer four durations at any given time, ranging anywhere from 12 to 48 months. The following table shows the roll forward of our Notes program:

	Year Ended December 31, 2014	Year Ended December 31, 2013

Notes outstanding, beginning of period	$1,739	$2
Notes issued	4,119	1,737
Note repayments / redemptions	431	–

Notes outstanding, end of period	$5,427	$1,739

The following table shows the maturity of outstanding Notes as of December 31, 2014.

Year Maturing	Amount Maturing

2015	$168
2016	944
2017	1,675
2018	2,640

Total	$5,427

6. Members’ Capital

There are currently two classes of units (class A common units and series B cumulative preferred units).

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The Class A common units are held by two members, both of whom have no personal liability. All Class A common members have voting rights in proportion to their capital account. There were 2,629 class A common units outstanding at both December 31, 2014 and 2013.

The series B cumulative preferred units were issued to the Hoskins Group through a reduction in the SF Note. They are redeemable only at the option of the Company or upon a change or control or liquidation. Ten units were issued for a total of $1,000. The series B units have a fixed value which is their purchase price, and preferred liquidation and distribution rights. Yearly distributions of 10% of the units’ value (providing profits are available) will be made quarterly. The Hoskins Group series B cumulative preferred units are also used as collateral for that group’s loans to the Company. There is no liquid market for the preferred equity instrument, so we can give no assurance as to our ability to generate any amount of proceeds from that collateral.

There are two additional authorized unit classes: class A preferred units and class B profit units. Once class B profit units are issued, the existing class A common units will become class A preferred units. Class A preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

The members’ capital balances by class are as follows:

Class	December 31, 2014	December 31, 2013
B Preferred Units	$1,000	$–
A Common Units	2,057	1,904

Members’ Capital	$3,057	$1,904

7. Related Party Transactions

Notes and Accounts Payable to Affiliates

The Company has a loan agreement with two of our affiliates, as more fully described in Note 5 – Affiliate Loans.

The Company has loan agreements with the Hoskins Group, as more fully described in Note 5 – SF Loan and Note 4 – Pennsylvania Loans.

The Hoskins Group has a preferred equity interest in the Company, as more fully described in Note 6.

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The Company has accepted new investments under the Notes program from employees, managers, members and relatives of managers and members, with $768 outstanding at December 31, 2014. The larger of these investments are detailed below:

	Relationship to	Amount invested as of		Weighted average interest rate as of	Interest earned during the year ended
	Shepherd’s	December 31,	December 31,	December 31,	December 31,	December 31,
Investor	Finance	2014	2013	2014	2014	2013
Bill Myrick	Independent Manager	$141	$63	7.50%	$9	$1

R. Scott Summers	Son of Independent Manager	100	25	7.56%	6	–

Wallach Family Irrevocable Educational Trust	Trustee is Member	200	–	7.00%	7	4

David and Carole Wallach	Parents of Member	111	100	8.00%	8	4

8. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were $1,745 and $1,449 at December 31, 2014 and 2013, respectively.

In September 2013, the Company issued a Letter of Credit for $155 to a sewer authority relating to the BMH Loan. Refer to the chart in Note 4 – Commercial Loans – Real Estate Development Loan Portfolio Summary for further details describing this commitment.

The property securing the BMH Loan is subject to a mortgage in the amount of $1,146, which is held by United Bank and guaranteed by 84 FINANCIAL, L.P. The subordinated mortgage balance is subtracted from the appraised value of the land in the land valuation detail of the Pennsylvania financing receivables at December 31, 2014 and 2013 in Note 4.

The property securing the New IMA Loan and the Existing IMA Loan, as described in Note 4, is subject to a mortgage in the amount of $1,290, which is held by an unrelated third party. In connection with the closing of the New IMA Loan and the Existing IMA Loan, the holder of this mortgage entered into an agreement to amend, restate and further subordinate such mortgage. This subordination agreement also provides that, in the event of a foreclosure on and liquidation of the property securing the New IMA Loan and the Existing IMA Loan, we are entitled to receive liquidation proceeds up to $2,225, which excludes the collateral securing the BMH Loan, at which point the holder of this mortgage is entitled to receive liquidation proceeds up to the amount necessary to satisfy its outstanding mortgage, and we are then entitled to any remainder of the liquidation proceeds. The subordinated mortgage balance is subtracted from the appraised value of the finished lots in the lot valuation in Note 4.

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9. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the four quarters of 2014 and 2013 are as follows (in thousands):

	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2014	2014	2014	2014	2013	2013	2013	2013

Net interest income	$215	$180	$156	$132	$108	$118	$114	$99
SG&A expense	104	87	84	115	84	77	114	140
Net Income (Loss)	$111	$93	$72	$17	$24	$41	$–	$(41)

10. Non-Interest expense detail

The following table displays our SG&A expenses for the years ended December 31, 2014 and 2013:

	For the Years Ended December 31,
	2014	2013
Selling, general and administrative expenses
Legal and Accounting	$153	$150
Salaries and related expenses	91	81
Website / Management Information Systems (“MIS”)	3	12
Board related expenses	74	76
Advertising	10	50
Rent and Utilities	17	16
Printing	12	14
Other	30	16
Total SG&A	$390	$415

Printing costs are both for printing of investor related material and for the filing of documents electronically with the SEC.

11. Subsequent Events

Management of the Company has evaluated subsequent events through March 4, 2015, the date these consolidated financial statements were issued.

Under the Notes offering, the Company issued an additional $15 subsequent to December 31, 2014 and had redemptions of $0. The total debt issued and outstanding pursuant to the Notes offering as of March 4, 2014 is $5,442. Of the $5,442, $768 is from managers, members, and their respective affiliates.

Under the Purchase and Sales Agreement, the Company has recorded $791 of secured debt as of March 4, 2015.

The balance of the SF Note ($375) was repaid to the Hoskins Group.

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